UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Datakey, Inc.

(Name of Issuer)

Common Stock, $0.05 par value

(Title of Class of Securities)

237909 10 6

(CUSIP Number)

Anthony A. Caputo
Chairman and Chief Executive Officer
SafeNet, Inc.
4690 Millennium Drive
Belcamp, Maryland 21017
(443) 327-1200

Copies to:

Elizabeth R. Hughes
Venable LLP
Suite 1800
2 Hopkins Plaza
Baltimore, Maryland 21201
(410) 244-7400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 9, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 7237909 10 6			Page 2

1.	Name of Reporting Person: SafeNet, Inc.		I.R.S. Identification Nos. of above persons (entities only): 52-1287752

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: Not applicable

		8.	Shared Voting Power: 3,016,871 shares of common stock(1)

		9.	Sole Dispositive Power: Not applicable

		10.	Shared Dispositive Power: 3,016,871(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,016,871 shares of common stock(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 25%(2)

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 7237909 10 6			Page 3

1.	Name of Reporting Person: Snowflake Acquisition Corp.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: Not applicable

		8.	Shared Voting Power: 3,016,871 shares of common stock(1)

		9.	Sole Dispositive Power: Not applicable

		10.	Shared Dispositive Power: 3,016,871 shares of common stock(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,016,871 shares of common stock(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 25%(2)

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 7237909 10 6	Page 4

(1)	Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Stockholders’ Agreement described in Items 4 and 5 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute and admission by SafeNet, Inc. or Snowflake Acquisition Corp. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	The calculation of the foregoing percentage is based on the number of shares of Datakey, Inc. common stock outstanding as of September 9, 2004 as set forth in the Merger Agreement (as defined below) and assumes the conversion of 150,000 shares of Convertible Preferred Stock (as defined below) for 273,723 shares of common stock.

Item 1. Security and Issuer.

This statement (this “statement”) relates to the common stock, par value $0.05 per share (“Common Stock”), of Datakey, Inc., a Minnesota corporation (“Datakey” or the “Issuer”). The principal executive offices of the Issuer are located at 407 West Travelers Trail, Burnsville, Minnesota, 55337.

Item 2. Identity and Background.

(a)	This statement is being filed by SafeNet, Inc., a Delaware corporation (“SafeNet”), for and on behalf of itself and Snowflake Acquisition Corp., a Minnesota corporation and wholly-owned subsidiary of SafeNet (“Merger Sub”).

(b)	SafeNet’s and Merger Sub’s principal executive office is located at 4690 Millennium Drive, Belcamp, Maryland 21017.

(c)	SafeNet develops, markets, sells and supports a portfolio of hardware and software network security products and services that enable secure communications and data services. Merger Sub was incorporated on September 8, 2004 for the purpose of making a tender offer for all of the Common Stock and all of the shares of the issued and outstanding shares of Convertible Preferred Stock, liquidation value $2.50 per share, of Datakey (the “Convertible Preferred” and together with the Common Stock, the “Shares”), and to merge with and into Datakey, in each case in accordance with the terms and conditions of the Merger Agreement. Merger Sub has not engaged, and does not expect to engage, in any business other than in connection with the Merger and Offer (as defined below).

(d)	Neither SafeNet nor, to SafeNet’s knowledge, any person named on Schedule A attached hereto during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Neither SafeNet nor, to SafeNet’s knowledge, any person named on Schedule A attached hereto during the last five years was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment,

CUSIP No. 7237909 10 6	Page 5

decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	To SafeNet’s knowledge, each of the individuals identified on Schedule A attached hereto is a citizen of the United States.

Set forth on Schedule A is the name, business address and principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of SafeNet and Merger Sub, respectively, as of the date hereof.

Item 3. Source and Amount of Funds or Other Consideration.

     The Offer (as defined below) is not conditioned upon SafeNet’s or Merger Sub’s ability to finance the purchase of Shares pursuant to the Offer.

     SafeNet and Merger Sub estimate that the total amount of funds required to purchase all of the outstanding Shares pursuant to the Offer and the Merger will be approximately $8 million, not including related fees and expenses. SafeNet has available to it sufficient funds to close the Offer and the Merger, and will cause Merger Sub to have sufficient funds available to close the Offer and the Merger.

Item 4. Purpose of Transaction.

(a)-(b)	On September 9, 2004, SafeNet, Merger Sub and Datakey entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides for the commencement of a cash tender offer (as it may be amended from time to time as permitted by the Merger Agreement, the “Offer”) by Merger Sub to purchase all of the Shares, at a price of $0.65 per share of Common Stock and $2.50 per share of Convertible Preferred (such prices, or any such higher prices per share of Common Stock or Convertible Preferred as may be paid in the Offer, the “Offer Prices”).

The Merger Agreement provides, among other things, that, after the consummation of the Offer and subject to certain conditions, Merger sub will be merged with and into Datakey (the “Merger”), with Datakey continuing as the surviving corporation (the “Surviving Corporation”), wholly owned by SafeNet. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by Datakey as treasury stock, or owned by SafeNet, Merger Sub or any of SafeNet’s other wholly-owned subsidiaries, all of which Shares will be cancelled and retired and shall cease to exist, and other than Shares that are held by shareholders of Datakey, if any, who properly exercise their dissenters’ rights under the Minnesota Business Corporation Act (the “MBCA”) and perfect such rights), will be converted into the right to receive $0.65 in cash, without interest.

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer (i) that number of shares of Common Stock

CUSIP No. 7237909 10 6	Page 6

that represent at least 90% of the then issued and outstanding shares of Common Stock and (ii) all of the then issued and outstanding shares of Convertible Preferred.

In connection with the execution of the Merger Agreement, SafeNet and Merger Sub entered into a Stockholders’ Agreement, dated September 9, 2004 (the “Stockholders’ Agreement”) with each of the directors of Datakey, Norwest Equity Partners V, LP, Perkins Capital Management, Inc., Christopher A. Schwartzbauer and David A. Feste (each a “Stockholder”). Assuming the conversion of the Convertible Preferred held by the Stockholders, approximately 25% of the issued and outstanding shares of Common Stock are subject to the Stockholders’ Agreement, excluding warrants and options that Stockholders may exercise, which (following, and to the extent of, any such exercise) would be subject to transfer and voting restrictions pursuant to the Stockholders’ Agreement.

Pursuant to the Stockholders’ Agreement, each Stockholder has agreed to tender all of his or its Shares, including any Shares acquired after the date of the Stockholders’ Agreement, whether upon the exercise of warrants or options to acquire Shares or otherwise, into the Offer and to vote such Shares (i) in favor of approval and adoption of the Merger Agreement and any action required in furtherance thereof, (ii) against any agreement or transaction to an acquisition proposal other than as proposed by SafeNet or Merger Sub and (iii) against any action or agreement that would impede, delay, interfere with or prevent the consummation of the Offer or Merger. Notwithstanding the foregoing, SafeNet does not plan to compel the tender or restrict the vote of more than 19.9% of the outstanding capital stock of Datakey. Neither SafeNet nor Merger Sub has the power to cause any Stockholder to elect to exercise any warrant or option to acquire any class of Datakey’s securities and no such warrant or option, nor any Share underlying any such warrant or option, is included in either of SafeNet’s or Merger Sub’s calculation of its beneficial ownership of Common Stock. However, the Stockholders’ Agreement restricts the transfer of such warrants and options by the Stockholders.

Also in connection with the Merger Agreement, Datakey, Merger Sub and SafeNet have entered into a Stock Option Agreement (the “Stock Option Agreement”), dated September 9, 2004, pursuant to which Datakey granted Merger Sub an irrevocable option (the “Stock Option”) to purchase for the Offer Prices, shares of Common Stock and/or Convertible Preferred, in such relative amounts as shall be determined by Merger Sub in its discretion up to such number of shares which, upon exercise, would result in Merger Sub owning in excess of 90% of the then outstanding shares of Common Stock and Convertible Preferred on an as-converted basis (collectively, the “Optioned Shares”); provided, that Merger Sub’s exercise of the Stock Option is conditioned upon Merger Sub and SafeNet owning in the aggregate, immediately following such exercise, at least 90% of the Common Stock (in the event the Stock Option is exercised with respect to Common Stock) or at least 90% of Convertible Preferred (in the event the Stock Option is exercised with respect to Convertible Preferred); and provided further that the number of shares of Convertible Preferred issuable under the Stock Option may not exceed the number of authorized shares of Convertible Preferred available for issuance.

The purpose of the Offer is to acquire control of, and the entire equity interest in, Datakey. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, SafeNet and Merger Sub intend to consummate the Merger as promptly as practicable.

(c)	Not applicable.

CUSIP No. 7237909 10 6	Page 7

(d)	Pursuant to the terms of the Merger Agreement, effective upon the purchase of and payment for any Shares by SafeNet or Merger Sub or any of their affiliates pursuant to the Offer (the “Appointment Time”), SafeNet shall be entitled to elect or designate such number of directors, rounded up to the next whole number, on Datakey’s board of directors (the “Datakey Board of Directors”) as is equal to the product of the total number of directors on the Datakey Board of Directors (giving effect to the directors elected or designated by SafeNet pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by SafeNet, Merger Sub and any of their affiliates bears to the total number of Shares then outstanding. Datakey shall, upon SafeNet’s request, use all reasonable efforts to promptly increase the size of the Datakey Board of Directors, including by amending the bylaws of Datakey if necessary so as to increase the size of the Datakey Board of Directors, or use all reasonable efforts to promptly secure the written resignations of such number of its incumbent directors, or both, as is necessary to enable SafeNet’s designees to be so elected or designated to the Datakey Board of Directors, and shall use all reasonable efforts to cause SafeNet’s designees to be so elected or designated at the Appointment Time. At the Appointment Time, Datakey shall, upon SafeNet’s request, also use all reasonable efforts to cause persons elected or designated by SafeNet to constitute the same percentage (rounded up to the next whole number) as is on the Datakey Board of Directors of each committee of the Datakey Board of Directors. The Merger Agreement requires that until the Effective Time the Datakey Board of Directors shall include at least two directors who were directors as of the date of the Merger Agreement, are not employees of Datakey and are “disinterested” as defined under Section 302A.673 of the MBCA.

The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation and the officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be officers of the Surviving Corporation, in each case until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws.

(e)	Other than as a result of the Offer and the Merger described in this Item 4, not applicable.

(f)	Not applicable.

(g)	Upon consummation of the Merger, the Articles of Incorporation and Bylaws of Merger Sub shall be the Articles of Incorporation and Bylaws of the Surviving Corporation.

(h)-(i)	If the Offer and the Merger are consummated as planned, the Datakey Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j)	Other than as described above, SafeNet and Merger Sub currently have no other plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(j) of this Schedule 13D (although SafeNet and Merger Sub reserve the right to develop such plans or proposals).

CUSIP No. 7237909 10 6	Page 8

References to, and descriptions of, the Offer, the Merger and the Merger Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Merger Agreement, which is filed as an exhibit to this Schedule 13D and incorporated by reference in this Item 4. References to, and descriptions of, the Stockholders’ Agreement and the Stock Option Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Stockholders’ Agreement and the Stock Option Agreement, respectively, each of which is filed as an exhibit to this Schedule 13D and incorporated by reference in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a)-(b)	For the purpose of Rule 13d-3 promulgated under the Exchange Act, Merger Sub and SafeNet (i) by reason of the execution and delivery of the Stockholders’ Agreement, may be deemed to have shared voting power and shared dispositive power with respect to (and therefore beneficially own) 3,016,871 shares of Common Stock (assuming the conversion of the outstanding shares of Convertible Preferred Stock into Common Stock), representing approximately 25% of the outstanding Shares (assuming the Stock Option was not previously exercised), (ii) by reason of the execution and delivery of the Stock Option Agreement, may be deemed to have sole voting power and sole dispositive power with respect to such number of shares of Common Stock or Convertible Preferred as may be issued to Merger Sub upon exercise of the Stock Option (as described in Item 4). The foregoing excludes warrants and options that Stockholders may exercise for shares of Common Stock. Following, and to the extent of, any such exercise as is contemplated by the previous sentence (each, a “Shareholder Exercise”), Merger Sub and SafeNet may be deemed to have shared voting power and shared dispositive power with respect to the shares of Common Stock underlying such Shareholder Exercise. However, the Stockholders’ Agreement restricts the transfer of such warrants and options by the Stockholders. Except as set forth in this Item 5, none of SafeNet, Merger Sub or, to their knowledge, any person listed in Schedule A hereto, owns beneficially any Shares.

With respect to the voting of the Shares subject to the Stockholders’ Agreement, SafeNet and Merger Sub have the power to vote or cause the vote of the Shares in accordance with the terms of the Stockholders’ Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that SafeNet or Merger Sub is the beneficial owner of the Shares referred to in this Item 5 for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)	Except for the execution and delivery of the Stockholders’ Agreement, the Stock Option Agreement and the Merger Agreement, no transactions in the Shares were effected by Merger Sub, SafeNet or, to their knowledge, any person listed in Schedule A hereto, during the 60 days prior to the date hereof.

(d)	Not applicable.

(e)	Not applicable.

References to, and descriptions of, the Merger Agreement as set forth in this Item 5 are qualified in their entirety by reference to the Merger Agreement, which is filed as an exhibit to this Schedule 13D and incorporated by reference in this Item 5. References to, and descriptions of, the Stockholders’ Agreement and the Stock Option Agreement as set forth in this Item 5 are

CUSIP No. 7237909 10 6	Page 9

qualified in their entirety by reference to the Stockholders’ Agreement and the Stock Option Agreement, respectively, each of which is filed as an exhibit to this Schedule 13D and incorporated by reference in this Item 5.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The information set forth and incorporated by reference in Items 3, 4 and 5 is incorporated by reference in this Item 6.

     On September 9, 2004, SafeNet and Datakey entered into a Secured Loan Agreement (the “Loan Agreement”) pursuant to which SafeNet agreed to loan approximately $2.2 million to Datakey to pay off the principal and interest due on outstanding convertible promissory notes of Datakey. In connection with the loan, Datakey issued a promissory note to SafeNet bearing interest at a rate of 10% per annum (the “Note”). The entire outstanding principal balance of the Note and all accrued and unpaid interest thereon is due and payable on September 9, 2005. The Note cannot be prepaid prior to December 31, 2004 and Datakey’s obligations under the Note are secured by all of the assets of Datakey pursuant to a general Security Agreement by and between Datakey and SafeNet (the “Security Agreement”) and a Grant of Security Interest in Intellectual Property by and between Datakey and SafeNet (the “IP Security Agreement”). If under certain circumstance Datakey enters into certain acquisition transactions with a party or parties other than SafeNet or its affiliates prior to the Note being paid in full, then SafeNet is entitled to receive an additional $500,000 payment in addition to the principal and interest due under the Note. References to, and descriptions of, the Loan Agreement, the Note, the Security Agreement and the IP Security Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Loan Agreement, the Note, the Security Agreement and the IP Security Agreement, respectively, each of which is filed as an exhibit to this Schedule 13D and incorporated by reference in this Item 6.

     To SafeNet’s and Merger Sub’s knowledge, except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above or listed in Schedule A hereto, and between any such persons and any other person, with respect to any securities of Datakey, including but not limited to, transfer or voting of any of the securities of Datakey, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of Datakey.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits:

1.	Agreement and Plan of Merger, dated as of September 9, 2004, by and among SafeNet, Inc., Snowflake Acquisition Corp. and Datakey, Inc.

2.	Stockholders’ Agreement, dated as of September 9, 2004, by and among SafeNet, Inc., Snowflake Acquisition Corp. and certain stockholders of Datakey, Inc.

CUSIP No. 7237909 10 6	Page 10

3.	Stock Option Agreement, dated as of September 9, 2004, by and among SafeNet, Inc., Snowflake Acquisition Corp. and Datakey, Inc.

4.	Loan Agreement, dated as of September 9, 2004, by and between SafeNet, Inc. and Datakey, Inc.

5.	Form of Secured Promissory Note of Datakey, Inc., dated as of September 9, 2004.

6.	Security Agreement, dated as of September 9, 2004, by and between Datakey, Inc. and SafeNet, Inc.

7.	Grant of Security Interest in Intellectual Property, dated as of September 9, 2004, by and between Datakey, Inc. and SafeNet, Inc.

8.	Joint Filing Agreement, dated as of September 20, 2004, by and between SafeNet, Inc. and Snowflake Acquisition Corp.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2004	SAFENET, INC.
/s/ Anthony A. Caputo
Anthony A. Caputo
Chief Executive Officer

Dated: September 20, 2004	SNOWFLAKE ACQUISITION CORP.
/s/ Anthony A. Caputo
Anthony A. Caputo
Chief Executive Officer

CUSIP No. 7237909 10 6	Page 12

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF
SAFENET, INC.

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of SafeNet. Except as indicated below, the address of each such person is c/o SafeNet, Inc., 4690 Millennium Drive, Belcamp, Maryland 21017. To SafeNet’s knowledge, each of the individuals identified below is a citizen of the United States.

Name and Address (as applicable)	Title/Occupation

Directors of SafeNet:

Anthony Caputo	Chairman and Chief Executive Officer,
SafeNet, Inc.

Thomas A. Brooks	Rear Admiral, U.S. Navy, Retired

Andrew E. Clark	Chairman and President
Wheatfield Ventures, LLC
10419 Queensway Drive
Ellicott City, Maryland 21042

Shelley A. Harrison	Executive Consultant and Venture Capitalist

Ira A. Hunt, Jr.	Chairman, Biometric Associates, Inc.

Bruce R. Thaw	Director, President and Chief Executive Officer
Bulbtronics, Inc.
45 Banfi Plaza
Farmingdale, NY 11735

Walter Straub	Retired

Arthur L. Money	President
ALM Consulting
3803 Riverwood Road
Alexandria, VA 22309

Executive Officers of SafeNet
(who do not also serve as Directors of SafeNet):

Carole D. Argo	President and Chief Operating Officer

Ken Mueller	Chief Financial Officer and Treasurer

CUSIP No. 7237909 10 6	Page 13

Name and Address (as applicable)	Title/Occupation

Chris S. Fedde	Senior Vice President and General Manager, Enterprise Security Division

David Potts	Senior Vice President and General Manager, Embedded Security Division

DIRECTORS AND EXECUTIVE OFFICERS OF
SNOWFLAKE ACQUISITION CORP.

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Snowflake Acquisition Corp. Except as indicated below, the address of each such person is c/o Snowflake Acquisition Corp., 4690 Millennium Drive, Belcamp, Maryland 21017. To Snowflake Acquisition Corp.’s knowledge, each of the individuals identified below is a citizen of the United States.

Name and Address (as applicable)	Title/Occupation

Directors of Snowflake Acquisition Corp.:

Anthony Caputo	Chairman and Chief Executive Officer, SafeNet, Inc.; Chairman and Chief Executive Officer, Snowflake Acquisition Corp.

Carole D. Argo	President and Chief Operating Officer, SafeNet, Inc.; President, Snowflake Acquisition Corp.

Executive Officers of Snowflake Acquisition Corp.
(who do not also serve as Directors of Snowflake Acquisition Corp.):

Ken Mueller	Chief Financial Officer and Treasurer, SafeNet, Inc.; Chief Financial Officer and Treasurer, Snowflake Acquisition Corp.

Kevin Hicks	Director of Legal Affairs and Secretary, SafeNet, Inc.; Secretary, Snowflake Acquisition Corp.